UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 14.6% FOR THE MONTH OF AUGUST

Guadalajara, Jalisco, Mexico, September 6, 2016 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of August 2016, compared to traffic figures for August 2015.

During August 2016, total terminal passengers increased 14.6% in the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic increased by 22.0%, while international passenger traffic increased by 3.4%.

Domestic Terminal Passengers (in thousands):

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691/212 406 3694
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Events for the Period:

  Seats and Load Factor: In August 2016, GAP registered a 13.5% increase in the number of seats available compared to August 2015. Load factor for the month rose by 0.75 percentage points, from 80.6% in August 2015 to 81.3% in August 2016.

  New Routes: Guadalajara to Austin by Volaris.

  Guadalajara: Domestic traffic represented 89.8% of the total increase in terminal passengers. The number of domestic available seats offered by VivaAerobus grew by 74.7% compared to 2015; this was due to the modernization of its fleet, as well as recent route openings. Aeroméxico registered a 27.3% increase in the number of available seats due to the recent launching of direct flights to Cancun and Merida.

  Puerto Vallarta: The domestic market performed well at this airport during the summer season. Passenger traffic from VivaAerobus and TAR increased by 47.3% and 19.0%, respectively. In terms of international traffic, Southwest continues to be the main generator of growth as a result of the 21 thousand passengers that were transported during the month of August. Additionally, this airline announced expansion plans for the Puerto Vallarta market with a direct flight from Oakland, California beginning in February 2017.

  Los Cabos: Load factor to this destination continue to rise at a solid rate, reaching 85.3%. This figure represents a 6.4 percentage point increase compared to the same period of 2015. 2016 is expected to be the strongest year in terms of passengers transported at this airport, as a result of an increase of 5 million available seats.

  Tijuana: In terms of growth, this airport remains first place among the 10 largest Mexican airports. During August, load factor reached historic levels of 83.1%. As a result, Tijuana positions itself as the most efficient and low-cost option for passengers traveling from 32 domestic locations to and from Southern California.

  Hurricane Newton: The infrastructure at the airports of Manzanillo, Puerto Vallarta, Los Cabos and La Paz was not affected following this Category 1 hurricane. There were, however, heavy rain and strong winds, which prompted local authorities to temporarily shut down the Los Cabos and La Paz airports, causing some flight cancellations. The airports resumed regular operations on the afternoon of September 6.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  September 6, 2016